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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
FEB 28 2018
WASH, D.C.

SEC FILE NUMBER
8-66211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walter Greenblatt & Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 Nassau St
(No. and Street)

Princeton	New Jersey	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ezra Angrist 609-497-1282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lehman Flynn Vollaro CPA's PC
(Name – *if individual, state last, first, middle name*)

534 Broadhollow Road Suite 302	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EA

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

yw

OATH OR AFFIRMATION

I, Ezra Angrist, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walter Greenblatt & Associates LLC, as of February 26, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/CCO/FINOP

Title

Notary Public

Brittany K. Kennison
Notary Public, State of New York
Qualified in Schenectady County
Reg. No. 01KE6366842
My Commission Expires 11/06/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALTER GREENBLATT & ASSOCIATES, LLC

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

WALTER GREENBLATT & ASSOCIATES, LLC
INDEPENDENT AUDITORS' REPORT
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

	Page
Independent auditors' report	1
Statement of financial condition	3
Statement of income and changes in members' equity	4
Statement of cash flows	5
Notes to financial statements	6-7
Supplementary schedules	8-13
Report of independent registered public accounting firm on the exemption report	14
Statement regarding SEC Rule 15c3-3	15

LEHMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD • SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Walter Greenblatt & Associates, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Walter Greenblatt & Associates, LLC as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Walter Greenblatt & Associates, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Walter Greenblatt & Associates, LLC's management. Our responsibility is to express an opinion on Walter Greenblatt & Associates, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Walter Greenblatt & Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I-Computation of Aggregate Indebtedness and Net Capital, Schedule II-Computation for Determination of Reserve Requirements, Schedule III-Information Relating to Possession or Control

Requirements and Schedule IV-Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Option Accounts have been subjected to audit procedures performed in conjunction with the audit of Walter Greenblatt & Associates, LLC financial statements. The supplemental information is the responsibility of Walter Greenblatt & Associates, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I-Computation of Aggregate Indebtedness and Net Capital, Schedule II-Computation for Reserve Requirements, Schedule III-Information Relating to Possession or Control Requirements and Schedule IV-Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Option Accounts are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lehman Flynn Vollaro CPAs

We have served as Walter Greenblatt & Associates, LLC's auditor since 2004.

Melville, New York

February 23, 2018

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current assets:	
Cash	$70,215
Accounts receivable	4,576
Prepaid expenses	1,164
Fixed Assets	3,341
Total current assets	$79,296

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses and payroll liabilities	$59,109
Members' equity	20,187
Total liabilities and members' equity	$79,296

The accompanying notes and accountants' audit report are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2017

Revenue	$ 467,199
Operating expenses:	
Outside services	96,703
Officers salary	55,700
Employee salaries	125,000
Pension expense	66,816
Professional fees	31,200
Travel expenses	32,771
Payroll taxes	14,627
Office supplies and expense and other	7,251
Telephone expense	10,281
Dues and subscriptions	15,280
Meals and Entertainment	2,965
Payroll processing	2,063
Total operating expenses	460,657
Net Income	6,542
Members' equity – January 1, 2017	13,645
Member contributions or distributions	0
Members' equity – December 31, 2017	$ 20,187

The accompanying notes and accountants' audit report are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net Income	$6,542
Adjustments to reconcile net income to net cash used by operating activities:	
Accounts receivable	(4,222)
Prepaid expenses	3,238
Depreciation	372
Accounts Payable	(4,827)
Accrued expenses	31,603
Net cash provided by operating activities	32,706
Net cash from investing activities	
Computer equipment	(3,712)
Net change in cash	28,994
Cash at beginning of year	41,221
Cash at end of year	$70,215

Supplemental disclosures of cash flow information:

Cash paid during the year for interest	$ -0-
Cash paid during the year for taxes	$ -0-

The accompanying notes and accountants' audit report are an integral part of this statement.

1. Summary of Significant Accounting Policies

Business Description

Walter Greenblatt & Associates, LLC offers business consulting and investment banking services to public and private, middle market and early stage companies in the biotech and healthcare related sectors. Consulting services include business plan development, strategic planning and market research and valuation.

Use of Estimates

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholder, elected to be taxed under Subchapter S, of the Internal Revenue Code for federal income tax purposes. Under the provisions of Subchapter S, the Corporation does not pay federal corporate income taxes on its taxable income. Corporate income or loss of any tax credits earned are included in the shareholders' individual income tax returns.

Revenue Recognition

The Company recognizes revenue when services are performed.

Method of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Subsequent Events

ASC 855 Subsequent Events sets forth general accounting and disclosure requirements for events that occur subsequent to the balance sheet date but before the company's financial statements are issued. We have evaluated events through February 23, 2018, the date which the financial statements were available to be issued.

2. Net Capital

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $11,106 at December 31, 2017, which exceeded required net capital of $5,000 by $6,106. The ratio of aggregate indebtedness to net capital at December 31, 2017 was 532.2%.

3. Retirement plan

The Company implemented a 401k plan in 2009. The plan allows elective employee contributions via salary deferral. The Company also makes an annual profit sharing contribution to the plan. Pension expense for the period ending December 31, 2017 is $66,816.

4. Concentration of Credit Risk

<u>Cash</u>

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

<u>Accounts Receivable</u>

Accounts receivable from trade customers are generally due upon receipt. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. 100% of the company's total sales were made to four customers. At December 31, 2017 the reserve for bad debt is $97,364.

WALTER GREENBLATT & ASSOCIATES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2017

SCHEDULE 1

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2017

Total ownership equity from statement of financial condition	$ 20,187
Total nonallowable assets from statement of financial condition	9,081
Net capital before haircuts on securities positions	11,106
Haircuts on securities	-
Net capital	$ 11,106
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 59,109
Total aggregate indebtedness	$ 59,109
Percentage of aggregate indebtedness to net capital	532.2%
Computation of basic net capital requirement:	
Minimum net capital required (6.67% of A.I.)	$ 3,943
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 6,106
Excess net capital at 1000%	$ 5,195

SCHEDULE 1 (CONTINUED)

WALTER GREENBLATT & ASSOCIATES, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
(X-17A-5)

AT DECEMBER 31, 2017

	Focus Report- Part IIA Period ended December 31, 2017	Adjustments	Annual Financial Statements At December 31, 2017
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 28,316	$ (8,129)	$20,187
Deductions and/or charges;			
Total nonallowable assets from statement of financial condition	19,210	(10,129)	9,081
Haircuts on securities	-	-	-
Total deductions	19,210	(10,129)	9,081
Net capital	$ 9,106	$ 2,000	$ 11,106

SCHEDULE II

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

Walter Greenblatt & Associates, LLC, is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

SCHEDULE III

WALTER GREENBLATT & ASSOCIATES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2017

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

SCHEDULE IV

WALTER GREENBLATT & ASSOCIATES, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2017

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

LEHMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD • SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Walter Greenblatt & Associates, LLC

We have reviewed management's statements, included in the accompanying Affirmation of Exemption Declaration Certification, in which (1) Walter Greenblatt & Associates, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Walter Greenblatt & Associates, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Walter Greenblatt & Associates, LLC stated that Walter Greenblatt & Associates, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Walter Greenblatt & Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Walter Greenblatt & Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lehman Flynn Vollaro CPAs

Melville, New York

February 23, 2018

On behalf of Walter Greenblatt & Associates, LLC, I, Ezra Z. Angrist. as FinOp and CCO, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31. 2017:

- Walter Greenblatt & Associates, LLC claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- Walter Greenblatt & Associates, LLC did not hold any customer funds or securities at any time during the year.
- Walter Greenblatt & Associates, LLC met the identified exemption provisions throughout the reporting period of January 1, 2017 thru December 31, 2017, without exception.

Ezra Z. Angrist
FinOp and CCO
Walter Greenblatt & Associates. LLC